Exhibit 99.1

Lianhe Sowell International Group Ltd. Announces Closing of an $11 Million Best-efforts Follow-on Public Offering

SHENZHEN, CHINA, September 3, 2026 -- Lianhe Sowell International Group Ltd. (Nasdaq: LHSW) (the “Company”, or “Lianhe Sowell”), a provider of industrial machine vision products and solutions in China, today announced that it closed its previously announced follow-on public offering on a best-efforts basis (the “Offering”) of 7,638,889 units (each a “Unit,” and collectively, the “Units”) at an offering price of $1.44 per Unit (the “Public Offering Price”) for total gross proceeds of $11,000,000.16, before deducting placement agent commission and other offering expenses , excluding the exercise of any warrants offered.

Each Unit consists of (i) one Class A Ordinary Share, par value $0.0016 per share (the “Class A Ordinary Share”), (ii) three warrants, each to purchase one Class A Ordinary Share (each, a “Warrant”). The Warrants will have a term of 6 months from the issuance date of the Offering. The Warrants have an exercise price of $1.66 per Class A Ordinary Share. The maximum number of Class A Ordinary Shares issuable upon exercise of the Warrants will be 22,916,667 shares. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares and Warrants are immediately separable and issued separately in the Offering.

R. F. Lafferty & Co., Inc. is acting as the sole placement agent for the Offering. Robinson & Cole LLP is acting as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to R. F. Lafferty & Co. Inc., in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) funding the research and development for new products and relevant market expansion; and 2) general corporate purposes and working capital.

“We are pleased to close this offering and appreciate the continued support and market recognition as we execute our business plan” said Mr. Yue Zhu, CEO of the Company. “The proceeds provided by this offering will help facilitate our continued business expansion and technologies investment in automated service robotics industry.”

The registration statement on Form F-1 (File No. 333-298425) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on August 31, 2026. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from R.F. Lafferty & Co., Inc., 40 Wall Street, Suite 3602, New York, NY 10004, at +1 (212) 293-9090, or via email at offerings@rflafferty.com. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: ir.cnsoftwell.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd
Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214